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No. 812-13847

        U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION
FROM SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

ARES CAPITAL CORPORATION
ARES CAPITAL MANAGEMENT LLC
IVY HILL ASSET MANAGEMENT, L.P.

245 Park Avenue, 44th Floor
New York, NY 10167

and

2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

All Communications, Notices and Orders to:

Michael J. Arougheti President Ares Capital Corporation 245 Park Avenue, 44th Floor New York, NY 10167 (212) 750-7300	Michael D. Weiner General Counsel Ares Management LLC 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067 (310) 201-4200	Joshua M. Bloomstein General Counsel Ares Capital Corporation 245 Park Avenue, 44th Floor New York, NY 10167 (212) 750-7300

Copies to:

Monica Shilling Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067 (310) 557-2900	Steven B. Boehm Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 383-0100

March 9, 2012

 TABLE OF CONTENTS

			Page
I.	INTRODUCTION		1
II.	THE COMPANY AND ARES CAPITAL MANAGEMENT LLC		2
III.	IVY HILL AND THE FUNDS		4
IV.	RELATIONSHIP BETWEEN THE COMPANY AND IVY HILL		6
V.	REASONS FOR REQUEST		11
	A.	The Growth of Ivy Hill Will Contribute to Increased Profitability of the Company	11
	B.	Ivy Hill's Registration as an Investment Adviser Does Not Increase Its Risk Profile Nor Does It Change the Fact that Ivy Hill's Business Model is Strategically Aligned with the Company's Middle Market Investment Activities	14
VI.	DISCUSSION OF AUTHORITY		15
	A.	Section 12(d)(3)	15
	B.	Continued Ownership of, and Ability to Make Further Investments in, Ivy Hill is Consistent with the Purposes Fairly Intended by the 1940 Act's Policies and Provisions	16
	C.	The Commission Has Previously Granted Relief to Permit Registered Investment Companies and BDCs to Own Significant Interests in Registered Investment Advisers	21
	D.	Continued Ownership of, and Ability to Make Additional Investments in, Ivy Hill is Consistent with the Protection of Investors	23
	E.	Allowing the Company's Continued Ownership of, and Ability to Make Additional Investments in, Ivy Hill is Appropriate in the Public Interest	24
	F.	Conclusion	25
VII.	CONDITIONS		25
VIII.	AUTHORIZATION		27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of:	)
)
ARES CAPITAL CORPORATION ARES CAPITAL MANAGEMENT LLC IVY HILL ASSET MANAGEMENT, L.P. 245 Park Avenue, 44th Floor New York, NY 10167 File No. 812-13847 Investment Company Act of 1940	) ) ) ) ) ) ) ) )	AMENDMENT NO. 4 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM THE PROVISIONS OF SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940
I.
INTRODUCTION

        Ares Capital Corporation (the "Company" or "ARCC"), an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company ("BDC")1 under Section 54(a) of the Investment Company Act of 1940, as amended (the "1940 Act"); Ares Capital Management LLC ("ACM"), the Company's investment adviser; and Ivy Hill Asset Management, L.P. ("Ivy Hill"), a wholly owned portfolio company of the Company (collectively, the "Applicants"), hereby apply for an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the 1940 Act2 granting an exemption from the provisions of Section 12(d)(3), to the extent necessary, to permit the Company to (a) continue to own (directly or indirectly) up to 100% of the outstanding equity interests of Ivy Hill and (b) make additional investments in Ivy Hill, in each case, following such time as Ivy Hill is required to become a registered investment adviser. The Company believes it would cause economic harm to the Company and, thus, the Company's shareholders, for the Company to prematurely be forced to divest its investment in Ivy Hill prior to Ivy Hill achieving its maximum potential value, which, absent the relief requested, the Company believes that it would be required to do.

1 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.

2 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and the rules thereunder.

        The Company formed Ivy Hill in 2007 and currently directly or indirectly owns 100% of Ivy Hill's voting and equity interests. Ivy Hill Asset Management GP, LLC ("Ivy Hill GP") is the general partner of Ivy Hill, and the Company is the sole member of Ivy Hill GP. Ivy Hill GP has no other business other than serving as the general partner of Ivy Hill and will not have any other business so long as Applicants rely on this Order. Ivy Hill currently relies on the exemption set forth in Section 203(b)(3) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), which provides generally that an investment adviser with fewer than 15 clients is not required to register with the Commission. After the effective date of the Private Fund Investment Advisers Registration Act of 2010 (the "2010 Act"),3 it is anticipated that Ivy Hill will no longer be exempt from registration and, based on the amount of its committed capital under management ("CCUM"), will be required to register with the Commission. If, as is expected, Ivy Hill is required to register as an investment adviser as a result of the 2010 Act, the Company anticipates being unable to continue to own, and make additional investments in, Ivy Hill because, as discussed in Section VI below, Section 12(d)(3) of the 1940 Act places significant limitations on its ability to own and to purchase or otherwise acquire any security issued by a registered investment adviser.

        Ivy Hill currently manages a number of private investment funds ("Funds").4 Applicants will comply with the terms and conditions in this Application and will adopt and implement policies and procedures reasonably designed to ensure compliance with such conditions for so long as Applicants rely on this Order, including that the Company will continue to own, directly or indirectly, no less than 50 percent of the voting and equity interests of Ivy Hill. The Company will only rely on this Order with respect to its investment in Ivy Hill. The Company believes that the requested relief is in the best interest of the Company's shareholders and in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. As discussed in greater detail in Section VI.C., below, the Commission has granted relief similar to that being requested here to Baker, Fentress & Company, PMC Capital Inc., Broad Street Investing Corporation, and General American Investors Company, Inc.

II.
THE COMPANY AND ARES CAPITAL MANAGEMENT LLC

        The Company, a Maryland corporation, is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. The Company's principal place of business is 245 Park Avenue, 44th Floor, New York, NY 10167. In connection with its initial public offering, the Company filed a registration statement on Form N-2 (File No. 333-114656) under the Securities Act of 1933. The Company completed its initial public offering of its common stock, par value $0.001, on October 8, 2004 and has raised additional equity capital through subsequent equity offerings from time to time.

3 Title IV of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010).

4 In addition to directly managing certain private investment funds, Ivy Hill also serves as sub-adviser or sub-manager to certain other private investment funds whose investment advisers are not ACM or affiliates thereof. Any reference in this Application to Ivy Hill serving as a manager is intended to also encompass its sub-advisory and sub-management services.

        The Company is one of the largest BDCs, with approximately $13 billion of total CCUM as of September 30, 2011, including capital which may be invested both directly by the Company as well as by certain financial services portfolio companies of the Company, including Ivy Hill. The Company has qualified and elected to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986 (the "Code") and intends to continue to qualify as a RIC in the future. Shares of the Company's common stock are traded on The NASDAQ Global Select Market under the symbol "ARCC." As of November 8, 2011, there were 205,129,966 shares of the Company's common stock issued and outstanding.

        The Company's investment objective is to generate both current income and capital appreciation through debt and equity investments. The Company invests primarily in U.S. middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. The Company invests primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component like warrants. To a lesser extent, the Company also makes equity investments.

        The Company's business and affairs are managed under the direction of a board of directors (the "Board"). The Board currently consists of nine members, five of whom are not "interested persons" of the Company as defined in Section 2(a)(19) of the 1940 Act (the "Independent Directors"). The Board has delegated daily management and investment authority to ACM, a Delaware limited liability company, pursuant to an investment advisory and management agreement between ACM and the Company (the "Investment Advisory Agreement"). ACM is registered with the Commission under the Advisers Act. Ares Operations LLC ("Ares Administration" or the "Administrator") serves as the Company's administrator pursuant to an administration agreement between Ares Administration and the Company. Both ACM and Ares Administration are wholly owned direct subsidiaries of Ares Management LLC ("Ares Management").

        Under the terms of the Investment Advisory Agreement, ACM:

  •
  determines the composition of the Company's portfolio, the nature and timing of the changes to the Company's portfolio and the manner of implementing such changes;

  •
  identifies, evaluates and negotiates the structure of the investments the Company makes (including performing due diligence on the Company's prospective portfolio companies);

  •
  closes and monitors the investments the Company makes; and

  •
  determines the investments and other assets that the Company purchases, retains or sells.

        For providing these services, ACM receives a fee from the Company, consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.5% based on the average value of the Company's total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) at the end of the two most recently completed calendar quarters. The incentive fee has two parts. One part is calculated and payable quarterly in arrears based on the Company's pre-incentive fee net investment income for the quarter, subject to a hurdle rate and a "catch-up" provision. The second part of the incentive fee (the "Capital Gains Fee"), is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date) and is calculated at the end of each applicable year by subtracting (a) the sum of the Company's cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (b) the Company's cumulative aggregate realized capital gains, in each case calculated from October 8, 2004. If such amount is positive at the end of such year, then the Capital Gains Fee for such year is equal to 20% of such amount, less the aggregate amount of Capital Gains Fees paid in all prior years. If such amount is negative, then there is no Capital Gains Fee for such year.

        The Board monitors the Company and performs an oversight role with respect to the business and affairs of the Company, including with respect to the Company's investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to the Company. Among other things, the Board approves the appointment of, and reviews and monitors the services and activities performed by, the Company's investment adviser, administrator, officers and its independent registered public accounting firm.

        In addition, the Investment Advisory Agreement must be approved annually by either the Board or by the affirmative vote of the holders of a majority of the Company's outstanding voting securities, including, in either case, approval by a majority of the Company's Independent Directors. The Investment Advisory Agreement may be terminated by either the Company or ACM without penalty upon 60 days' written notice to the other party. Material amendments to the Investment Advisory Agreement must be approved by the affirmative vote of the holders of a majority of the Company's outstanding voting securities and by a majority of the Company's Independent Directors.

III.
IVY HILL AND THE FUNDS

        Ivy Hill, a Delaware limited partnership, currently manages the investment and, if applicable, reinvestment of the assets of the following Funds:

        Ivy Hill Middle Market Credit Fund, Ltd. ("Ivy Hill Fund I") was initially funded in November 2007 with $404.0 million of capital, including a $56.0 million investment by ARCC consisting of $40.0 million of Class B notes and $16.0 million of subordinated notes. Ivy Hill Fund I primarily invests in first and second lien bank debt of middle market companies.

        Ivy Hill Middle Market Credit Fund II, Ltd. ("Ivy Hill Fund II") was established on November 5, 2008. It was initially funded with $120.0 million of subordinated notes. Ivy Hill Fund II is currently in wind down mode. Ivy Hill Fund I and Ivy Hill Fund II are managed by Ivy Hill and are Cayman Islands exempted companies with limited liability ("Cayman Companies").

        Firstlight Funding I, Ltd. ("FirstLight") is a Cayman Company managed by Ivy Hill pursuant to a sub-management agreement entered into in May 2009 with FirstLight's collateral manager for management of approximately $625 million of committed capital. FirstLight is currently outside of its reinvestment period. Its investments primarily consist of first lien and second lien bank debt of middle market companies.

        CoLTS 2005-1 Ltd., CoLTS 2005-2 Ltd. and CoLTS 2007-1 Ltd. (the "CoLTS Funds") are Cayman Companies and are managed by Ivy Hill pursuant to sub-management agreements entered into in June 2009 with each CoLTS Fund's respective manager for management of approximately $780 million of committed capital. Both CoLTS 2005-1 Ltd. and CoLTS 2005-2 Ltd. are currently outside of their reinvestment periods. Each CoLTS Fund's investment portfolio primarily consists of first and second lien bank debt of middle market companies.

        In December 2009, Ivy Hill acquired Allied Capital Corporation's management rights in respect of approximately $300 million of committed capital to the Allied Capital Senior Debt Fund, L.P. (now referred to as Ivy Hill Senior Debt Fund, L.P. ("Ivy Hill SDF")). Ivy Hill SDF is currently outside of its reinvestment period. Its investments primarily consist of first lien loans and, to a lesser extent, second lien loans of middle market companies.

        In March 2010, Ivy Hill acquired Allied Capital Corporation's management rights in respect of approximately $770 million of committed capital to Knightsbridge CLO 2007-1 Ltd. ("KB 2007") and Knightsbridge CLO 2008-1 Ltd. ("KB 2008") (together with KB 2007, the "Knightsbridge Funds"). The Knightsbridge Funds are Cayman Companies that invest primarily in first lien and second lien bank debt of middle market companies. In December 2011, KB 2008 closed a refinance transaction pursuant to which, among other things, KB 2008 was renamed Ivy Hill Middle Market Credit Fund III, Ltd. ("Ivy Hill III").

        In November 2010, Ivy Hill acquired management rights in respect of Emporia Preferred Funding I, Ltd., Emporia Preferred Funding II, Ltd. and Emporia Preferred Funding III, Ltd. (together, the "Emporia Funds"), adding an additional approximately $1.2 billion in CCUM. Emporia Preferred Funding I, Ltd. is currently outside of its reinvestment period. The Emporia Funds invest primarily in first lien and second lien bank debt of middle market companies.

        In the fourth quarter of 2010, Ivy Hill began managing two vehicles: Ares Private Debt Strategies Fund II, L.P. and Ares Private Debt Strategies Fund III, L.P. (the "PDS Funds").

        In addition to managing the Funds, from time to time, Ivy Hill invests in debt and/or equity securities issued by certain of the Funds and the Company has also invested, and may in the future invest, in securities issued by one or more of the Funds. In addition, entities managed by affiliates of ACM, including entities managed by Ares Management, have invested, and such entities and/or entities managed by affiliates of ACM may in the future invest, in securities issued by one or more of the Funds. Each of the Funds relies on Section 3(c)(7) for an exclusion from the definition of "investment company" under the 1940 Act. As of September 30, 2011, Ivy Hill had CCUM of approximately $3.4 billion.5

        Ivy Hill receives management fees for the management of each Fund. These fees are generally based on assets under management ("AUM") and range from 25 basis points to 200 basis points. Certain of the Funds also provide for incentive fees to be paid to Ivy Hill, as manager, under certain circumstances. CoLTS 2007-1 Ltd., the Emporia Funds, KB 2007, Ivy Hill SDF and Ivy Hill III provide for incentive fees that allow Ivy Hill, as manager, to share in a portion of their residual cash flows above a targeted hurdle rate (generally a 20% share over a 12% hurdle rate).

        Each of the Funds has a mechanism for review of certain affiliate transactions, generally consisting of the approval of an individual otherwise unaffiliated with Ivy Hill and the Company who is engaged by the Fund for the purpose of reviewing and approving or rejecting certain affiliate transactions.

IV.
RELATIONSHIP BETWEEN THE COMPANY AND IVY HILL

        The Company and Ivy Hill each benefit from their mutual relationship. Their respective businesses are complementary to one another as they each make investments in middle market companies. However, the Company and Ivy Hill operate their businesses with a different focus on how they make such investments.

        The Company primarily originates its own investments. It has the ability to provide "one stop" financing with the ability to invest capital across the balance sheet and syndicate and/or hold large investments. It believes that its focus on generating proprietary deal flow and lead investing gives it greater control over capital structure, deal terms, pricing and documentation and enables it to actively manage its portfolio investments. By leading the investment process, it is often able to secure controlling positions in credit tranches, thereby providing additional control in investment outcomes.

        In making its investment decisions, the Company's investment adviser has adopted the Ares organization's long-standing, consistent, credit-based investment approach that was developed over 21 years ago by its founders. Specifically, ACM's investment philosophy, portfolio construction and portfolio management involve an assessment of the overall macroeconomic environment and financial markets and company-specific research and analysis. Its investment approach emphasizes capital preservation, low volatility and minimization of downside risk and involves extensive due diligence from the perspective of a long-term investor.

5 Includes capital committed by the Company and Ivy Hill. Assuming that Ivy Hill's CCUM remains at or above this level, Ivy Hill will be ineligible to rely on the limited exemptions from registration set forth in the 2010 Act, which are currently scheduled to become effective on March 30, 2012. Thus, Ivy Hill will be required to register with the Commission prior to March 30, 2012 because the 2010 Act eliminated Section 203(b)(3), which Ivy Hill had previously relied upon and, in accordance with the applicable transitional rules, continues to rely upon. Ivy Hill does not fall within the limited exception from registration created by the 2010 Act for private fund advisers that only manage private funds (i.e., advisers that do not accept managed accounts) and have aggregate AUM in the United States of less than $150 million.

        For its part, Ivy Hill has adopted the disciplined investment strategy described above and extended it into middle market asset management—where that strategy is employed by a dedicated team of 17 investment professionals employed by Ivy Hill to manage structured vehicles that primarily invest in senior secured bank debt acquired in secondary transactions—mostly through "clubbed" (in which an agent bank syndicates a loan out to a small group of lenders) and syndicated (in which an agent bank syndicates a loan out to a broader group of lenders) loan transactions.

        In contrast to the Company's origination focus, Ivy Hill generally does not manage vehicles that originate loans. With the exception of Ivy Hill Fund II (which is currently in wind-down mode) and the PDS Funds, they also generally do not invest in junior securities (which the Company does). In addition, the Funds are subject to more comprehensive restrictions in terms of the types of investments that they can make. Thus, although their businesses are complementary in that they both invest in loans to middle market companies, which enables them to share market research and insight, the Company and Ivy Hill are largely focused on pursuing different investment strategies. Accordingly, rather than being in competition with one another, they share market insights (leverage levels, pricing, terms, etc.) and help each other identify investments that fit within the other's focus.

        The Company, through its extensive financial sponsor and intermediary relationships and proprietary deal flow, provides valuable insight and access to transactions and information to Ivy Hill that it believes gives Ivy Hill a competitive advantage over other middle market asset managers. Similarly, Ivy Hill provides the Company with due diligence resources, valuable market insights and deal flow for originated investments (e.g., refinancing opportunities for investments in its portfolio), as well as the profitability of what the Company considers to be diverse and stable fee income streams. The Company's administrator, Ares Administration, uses the scale of its platform to provide both the Company and Ivy Hill with robust administrative support, including centralized accounting, legal, compliance, operations, technology and investor relations functions.

        The opportunity for the Company and Ivy Hill to acquire the same instrument from an issuer or other third party generally only exists for investment activity in the secondary market, which is a de minimis part of the Company's business. As a result, the Company and Ivy Hill generally do not co-invest in the same instruments outside of situations where (i) ACM makes a determination to sell a portion of an investment from the Company to Ivy Hill and/or other third parties, and/or (ii) one or more third parties that hold investments in the same issuer as the Company make a determination to sell all or a portion of such investments to Ivy Hill, and Ivy Hill's investment professionals make a determination to purchase such investments (or a portion thereof). Thus, as a practical matter, there are generally no investment allocation conflicts between the Company and Ivy Hill.

        Because the Company is the sole equity owner of Ivy Hill (and would continue to own, directly or indirectly, no less than 50 percent of the outstanding voting and equity interests of Ivy Hill (unless it elects to dispose of all of its interests in Ivy Hill)), the Company believes that ultimately the interests of the two companies are generally aligned and that the likelihood of conflicts of interest arising between them is low. However, the Company and Ivy Hill are focused on ensuring that any potential conflicts of interest are identified and addressed. For example, conflicts could potentially arise as a result of transactions between the Company and the Funds (such as purchases and sales of assets). In order to ensure that such transactions are fair to the third party investors in those Funds and the Company's shareholders, there is separation in personnel and transactions are reviewed and approved by separate investment committees. In addition, each of the Funds that would participate in any such transaction has a mechanism for reviewing certain affiliate transactions, generally consisting of the approval of an individual otherwise unaffiliated with Ivy Hill and the Company who is engaged by the Fund for the purpose of reviewing such affiliate transactions. When a Fund acquires an asset from, or sells an asset to, the Company or another affiliate, such individual reviews the transaction to determine that it is consistent with the standards for affiliate transactions set forth in such Fund's governing documents, including approving the price at which the asset is proposed to be sold. In addition, on behalf of the Company, ACM monitors any transactions involving the Company and a Fund in order to ensure that such transaction is consistent with the Company's investment objective and policies and does not otherwise involve any overreaching of the Company.

        There may be situations in which the Company and one or more of the Funds might invest in different instruments issued by the same issuer, such as where a Fund has purchased first lien debt and the Company invests in second lien or mezzanine debt. In certain cases, it may be determined that it is in the best interest of the Company and the Fund for information to be shared, given the portfolio management benefits to both the Company and such Fund(s). The Administrator's personnel monitor such situations to ensure that the sharing of information does not result in transactions that are inconsistent with the Company's investment objective and policies or that otherwise involve any overreaching of the Company or any of the Funds. Under certain circumstances, there may be situations that could give rise to the Company and one or more of the Funds having differing interests with respect to an issuer in which the Company and one of the Funds are invested in different instruments. For example, it is possible that if an issuer's financial performance and condition deteriorates such that one or more investments are or could be impaired, then the Company and Ivy Hill might face a conflict of interest if there is a difference in seniority or other rights and remedies of the respective investments. To the extent the Administrator believes a conflict arises out of the sharing of information obtained due to ownership by the Company, on the one hand, and a Fund, on the other hand, of different instruments issued by the same issuer, an information wall will be put into place limiting the flow of information between the Company (and ACM as its manager) and the applicable Fund (and Ivy Hill as its manager). As appropriate, additional steps may also be taken as required, consistent with the fiduciary duties owed by ACM and Ivy Hill to their respective clients. The Administrator's legal and compliance team monitors the portfolios and investment pipelines of both the Company and the Funds for potential conflicts of interest. As part of this monitoring, procedures are, where appropriate, implemented to restrict communications between Ivy Hill's and ACM's investment professionals so that, consistent with their fiduciary duties, those investment professionals are not conflicted when making decisions regarding such investments that are in the best interests of their respective clients.

        These principal or side-by-side transactions would not trigger the application of section 57(a) because the participating Funds are "downstream" affiliates of the Company and rule 57b-1 would apply. In some transactions, however, entities managed by certain persons associated with ACM, who are not "downstream" affiliates of the Company, may be invested in the Fund that participates in the transaction. Because such persons would have an interest in such transaction, even if an indirect one, ACM or the Administrator might face a conflict of interest when evaluating such transaction between the Company and the Fund. Accordingly, under condition 4, a majority of the Independent Directors who have no financial interest in such transaction will approve any transactions involving the Company, Ivy Hill or any entity controlled by Ivy Hill other than the Funds, on the one hand, and any Fund in which ACM, any person affiliated with ACM (other than the Company or any entity controlled by the Company), any of their clients, or the Administrator, is invested, on the other hand, where such transaction would violate Section 57(a) but for Rule 57b-1.

        While both the Company and the Funds share the same overall investment objective of investing in middle-market companies, as discussed above, each uses a different strategy to implement this objective: specifically, the Company focuses on structuring, originating and leading investments directly with issuers while the Funds generally focus on acquiring middle-market investments through secondary market purchases where the investment has been structured, originated and led by a third party. Accordingly, while the Administrator's personnel monitor the pipeline of both the Company and the Funds for potential conflicts of interest, the Company believes the business models of the Company and Ivy Hill are complementary and generally do not result in any conflicts of interest vis-à-vis third-party investment opportunities. With respect to transactions between the Company and the Funds, consistent with their respective fiduciary duties, ACM is not permitted to enter into purchases or sales on behalf of the Company with any Funds unless it believes such transactions are in the best interest of the Company and its shareholders and Ivy Hill is similarly not permitted to enter into such purchases or sales on behalf of any Fund unless it believes such transactions are in the best interest of such Fund. As discussed above, such transactions are monitored by the Administrator's personnel, are reviewed by separate investment professionals and investment committees and are subject to independent third-party review.

        The business arrangements to which ACM and its affiliated persons (other than the Company and its "downstream" affiliates) and Ivy Hill are both parties are limited. The Company has entered into sublease agreements with Ares Management and Ivy Hill pursuant to which Ares Management and Ivy Hill sublease approximately 15% and 20%, respectively, of the office space that the Company leases directly from a third party, for a fixed rent equal to 15% and 20%, respectively, of the basic annual rent payable by the Company under the master lease, plus certain additional costs and expenses. The Company and Ivy Hill both contract with the same administrator, which provides centralized compliance, legal, and administration services, as described above. For the reasons discussed herein, Applicants believe that the sharing of these services is beneficial to all the participants, including the shareholders of the Company and the Funds, in that, among other things, it allows the Administrator's personnel to review the investment pipelines and monitor the investment activities of the Company and the Funds in order to detect and address potential conflicts of interest.

        There is no overlap of employees between ACM and Ivy Hill. ACM maintains an investment committee for management of the Company and Ivy Hill maintains two investment committees with responsibility for the management of designated Funds. Each investment committee follows a consistent process for investment decisions. ACM's investment committee is comprised of eight members; Ivy Hill's two investment committees are each comprised of six members. On each of Ivy Hill's investment committees there are three members that also sit on ACM's investment committee. The Company does not believe that this overlap creates a conflict of interest that negatively impacts either the Company or the Funds. The respective decisions of each investment committee must be approved by a majority of members. Thus, in the case of ACM's investment committee, given its size, the overlapping members could not effect an ultimate investment decision for the Company given the majority approval requirement. Similarly, the overlapping members would not constitute a majority of either of the six-person Ivy Hill investment committees and, therefore, neither investment committee can act based solely on the decision of the ACM members. In addition, as discussed above, individuals otherwise unaffiliated with Ivy Hill and the Company must review and approve or reject certain affiliate transactions.

        While there is no formal agreement regarding the sharing of non-public information ("Information Sharing") between ACM, on the one hand, and Ivy Hill, on the other, Applicants believe that most opportunities for Information Sharing are beneficial to the Company and the Funds.6 The Administrator's legal and compliance department monitors Information Sharing and has implemented controls to ensure that information is not shared where it would be inappropriate (e.g., when a potential conflict of interest is identified and an information wall is put into place, as discussed above).

        There is no obligation on the part of ACM or Ivy Hill to share information with the other party, and there is no compensation involved in the Information Sharing process. In addition, the Company does not believe that Information Sharing precludes it from pursuing any investment opportunities in which it wants to participate. To the contrary, Applicants believe that Information Sharing provides both ACM and Ivy Hill with significant benefits with respect to the investment activities of both managers due to the ability to leverage market insight, deal flow and due diligence resources. For example, the Company has been able to originate investments based on opportunities that were identified to it by Ivy Hill. Moreover, the Company does not believe that Information Sharing creates a risk of overreaching of the Company.

6 Applicants acknowledge that Section 57(a) makes it unlawful for certain persons acting as principal to purchase property from, or sell property to, a business development company or any company controlled by such business development company, or enter into certain joint transactions with the BDC or a company controlled by such BDC. Applicants further acknowledge that the sharing of Covered Information (defined in condition 3 to this Application) by Ivy Hill and persons controlled by Ivy Hill (collectively, "Information Providers") with ACM or persons affiliated with ACM (other than the Company and persons controlled by the Company and other than as necessary to be provided to ACM and the Administrator to provide advisory and administrative services to the Company and Ivy Hill) could be deemed by the Commission to be prohibited under Section 57(a) or Rule 17d-1. Applicants agree to comply with condition 3 and are not seeking any relief from Section 57(a) or Rule 17d-1 in this Application.

        Unlike the Company, which is a fund externally managed by ACM, Ivy Hill is an asset manager that directly employs all its investment professionals, who perform its due diligence and make recommendations regarding investment opportunities. Employees of Ivy Hill are directly compensated by Ivy Hill.7 As mentioned above, the Company and Ivy Hill are served by the same administrator and have the same internal legal and compliance team reviewing their activities, including monitoring which transactions they are reviewing. The Company believes that this structure facilitates the detection and avoidance of potential conflicts of interest throughout the investment process as well as during the time a portfolio investment is held.

        The respective fee arrangements between the Funds and Ivy Hill, on the one hand, and the Company and ACM, on the other, reflect arms length negotiations and prevailing market comparables for similar investment vehicles. As discussed, ACM receives a base management fee and an incentive fee from the Company. The Funds generally pay to Ivy Hill management fees on AUM that range from 25 basis points to 200 basis points. In addition, certain of the Funds also provide for incentive fees to be paid to Ivy Hill, as manager, under certain circumstances. CoLTS 2007-1 Ltd., the Emporia Funds, Knightsbridge CLO 2007-1 Ltd., Ivy Hill SDF and Ivy Hill III provide for incentive fees that allow Ivy Hill, as the manager, to share in a portion of their residual cash flows above a targeted hurdle rate (generally a 20% share over a 12% hurdle rate).

V.
REASONS FOR REQUEST

A.
The Growth of Ivy Hill Will Contribute to Increased Profitability of the Company

        The Company believes that Ivy Hill's business will continue to grow through organic growth and/or through further acquisitions. This growth, in turn, will increase Ivy Hill's CCUM. The Company believes that such growth is in the best interests of the Company and its shareholders for three reasons. First, as Ivy Hill's CCUM increases, its fee income increases and it obtains greater investment scale, which the Company believes provides it with access to more investment opportunities. The Company expects this increased fee income to increase the value of its investment in Ivy Hill, which was approximately $112.9 million at cost and $186.8 million at fair value as of September 30, 2011.

        Second, the Company has expended considerable capital and other resources to develop Ivy Hill and to further Ivy Hill's growth and the development of a dedicated investment team. Since Ivy Hill's inception in November 2007, its business has grown to approximately $3.4 billion in CCUM as of September 30, 2011. With the increase in CCUM and the number of Funds that it manages, Ivy Hill has been able to scale its investment platform and become a more meaningful participant in the "clubbed" and syndicated senior secured secondary loan market because it has more available capital to commit to investments. The Company's shareholders should be permitted to benefit from Ivy Hill's expected continued growth and profitability.

7 In limited circumstances, from time to time, an employee of Ivy Hill may have a de minimis interest in the profits of ACM. The Company does not believe this represents a conflict of interest since the profits of ACM are dependent on the profitability of the Company, which, in turn, includes Ivy Hill's contribution to the Company's profitability.

        Third, because registration is expected to positively impact the business prospects and risk profile of Ivy Hill, the Company believes it would cause economic harm to the Company and, thus, the Company's shareholders, for the Company to be forced to prematurely divest its investment in Ivy Hill prior to Ivy Hill achieving its maximum potential value, which the Company believes that regulatory limitations may, absent relief, require the Company to do.

                1.    As Ivy Hill's committed capital under management increases, the value of the Company's investment will likely increase.

        As Ivy Hill's CCUM increases, the revenue generated by the fees it is entitled to from managing the Funds will likely increase. In addition, because personnel and other operating expenses do not typically increase proportionately with increases in CCUM, the growth of Ivy Hill's CCUM over time should reduce Ivy Hill's operating expense ratios and, thus, increase its profitability. This increased profitability should, in turn, result in an increase in the value of the Company's investment in Ivy Hill, which would inure to the benefit of the Company's shareholders. Further, Ivy Hill could be even more attractive as an asset manager if it were a registered investment adviser, which could lead to additional CCUM and this benefit would, again, inure to the Company's shareholders.

                2.    The Company has expended considerable capital and other resources to develop Ivy Hill and further Ivy Hill's growth, and the Company's shareholders should be permitted to benefit from Ivy Hill's expected continued growth and profitability as a registered investment adviser.

        From its initial formation of Ivy Hill, the Company and its Administrator have devoted significant resources to develop and grow a meaningful middle market asset management platform primarily focused on secondary investments in the bank debt of middle market borrowers—mostly through "clubbed" and syndicated loan transactions. Having grown since its inception in November 2007 to approximately $3.4 billion in CCUM as of September 30, 2011, the Company believes that Ivy Hill has achieved meaningful scale and market relevance and that it has the resources and infrastructure to manage additional CCUM with increased profitability and without significant additional capital investments by the Company.

        The Company has significantly contributed to the growth in the value of its investment in Ivy Hill, and the Company believes that it is likely that Ivy Hill will become even more valuable as a registered investment adviser. Allowing the Company to continue to own, and make further investments in, Ivy Hill as a portfolio company following its registration as an investment adviser (which, absent relief, the Company would not be able to do) is both consistent with the investment objective of the Company and beneficial to the Company's shareholders.

                3.    It would likely cause economic harm to the Company and, thus, the Company's shareholders for the Company to be forced to prematurely divest its investment in Ivy Hill prior to Ivy Hill achieving its maximum potential value, which regulatory limitations may, absent relief, require the Company to do.

        The Company believes that if it does not receive the requested relief, it may be forced to prematurely dispose of its interests in Ivy Hill. The Company believes that such a disposition, at a time when its investment in Ivy Hill has not reached its maximum potential value, would be premature and imprudent. Most importantly, such an exit in a forced transaction would be disadvantageous to the Company's shareholders to the extent the Company would be denied the opportunity to realize its maximum potential return on the investment and could realize a loss on its investment as a forced seller. In addition, the Company would lose the market insight, deal flow and due diligence resources that having a meaningful middle market asset management platform such as Ivy Hill provides.

        The Company's management and its Board believe that ensuring the ability to continue to own and make future investments in Ivy Hill after it becomes a registered investment adviser is in the best interests of the Company's shareholders and its business. The Board has monitored Ivy Hill's operations from the perspective of its benefit to the Company and its shareholders. This monitoring function has included the Board being informed of the need to register Ivy Hill as an investment adviser and its future operations as an entity subject to the Advisers Act. The Board received a detailed presentation from the management team of Ivy Hill and engaged in a detailed discussion regarding Ivy Hill including the Company's investment in Ivy Hill. The Board will continue to monitor Ivy Hill's operation as a registered investment adviser, consistent with its fiduciary duties to the Company's shareholders and the second condition set forth in this Application.

        In the absence of the requested relief, the Company believes that it would be left with only one, undesirable, option: a forced disposition of its ownership interests in Ivy Hill, thus losing the benefit of its continuing investment in Ivy Hill and potentially suffering a loss on its investment. Such a disposition is inconsistent with the Company's business model and the Company believes it would be harmful to its shareholders in that it would eliminate (1) the deal flow, market intelligence and due diligence resource benefits Ivy Hill provides to the Company, thereby impacting its business directly, and (2) any opportunity for the shareholders of the Company to benefit from Ivy Hill's growth despite the Company's extensive involvement in the development of Ivy Hill's asset management business. More importantly, such a forced sale would likely result in economic harm to the Company and, thus, the Company's shareholders.

        As discussed above, the Company's investment objective is to achieve current income and capital appreciation through debt and equity investments. Continuing to keep Ivy Hill as a portfolio company and to grow the Ivy Hill business is consistent with the Company's investment objective and stated business model and furthers the Company's Congressional mandate as a BDC to bring capital to middle market companies.

        The Company currently provides information regarding its investment in Ivy Hill to its shareholders through its annual and periodic filings with the Commission. Any material risks to the Company and its business from the growth in its investment in Ivy Hill and the expected growth of Ivy Hill would be identified and publicly disclosed. The Company's continued investment in Ivy Hill once it becomes a registered investment adviser will not be subject to a shareholder vote, as no such vote is required under the 1940 Act or any other applicable law.

        Since forming Ivy Hill in 2007, the fair value of the Company's investment in Ivy Hill has grown to approximately $186.8 million as of September 30, 2011. In that same time, Ivy Hill has grown to approximately $3.4 billion of CCUM as of September 30, 2011.

        As discussed further in Section VI, below, it would be counter to the purposes of the legislation that created BDCs to require the Company to dispose of Ivy Hill because its growth has been successful and assisted the Company in bringing capital to small and mid-sized businesses, a result fueled largely by the Company's investments (both economic and otherwise) in Ivy Hill.

  B.
  Ivy Hill's Registration as an Investment Adviser Does Not Increase Its Risk Profile Nor Does It Change the Fact that Ivy Hill's Business Model is Strategically Aligned with the Company's Middle Market Investment Activities

        The Company believes that the risk profile of Ivy Hill will not be adversely changed by its registration as an investment adviser. In fact, the Company believes that, if anything, the opposite is true. It expects that the Company's shareholders will benefit from the fact that Ivy Hill, like the Company, will be extensively regulated by the Commission following its registration. The Company, as a BDC, is subject to the regulatory rigors of the 1940 Act and the Securities Exchange Act of 1934, and Ivy Hill, as a registered investment adviser, will be required to comply with the Advisers Act. Ivy Hill will be subject to extensive substantive regulation by the Commission, including the requirement to maintain formal compliance policies and procedures related to its operations, including appointing a chief compliance officer, which are designed to ensure that management of Ivy Hill is conducted in the best interests of the Funds. This will, in turn, benefit the Company (as the 100% equity owner of Ivy Hill) and the shareholders of the Company.

        As of September 30, 2011, the Company's investment in Ivy Hill was $112.9 million at cost and $186.8 million at fair value. The investors in the Funds do not have recourse to the Company in the event their investments in the Funds lose value. Therefore, if Ivy Hill were to experience an unexpected and total loss of capital, the Company would lose only the capital invested in Ivy Hill (and in the general partner) just as the Company would in the case of losses incurred by any other of its portfolio investments. The Company's business, including its other portfolio companies, would be protected from any additional monetary or legal liability, and the Company would be required to disclose any material risks to its investment in Ivy Hill in its periodic filings with the Commission.

        In addition, registration will not alter the fact that Ivy Hill and the Company are engaged in different, yet complementary middle market investment businesses that generally target distinct investment opportunities.

VI.
DISCUSSION OF AUTHORITY

A.
Section 12(d)(3)

        Section 12(d)(3) provides that:

          [i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which…are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.

        Section 60 provides that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

        The Company currently indirectly wholly owns Ivy Hill. Ivy Hill will not be primarily engaged in the business of underwriting and distributing securities issued by other persons.8

        Rule 12d3-1 under the 1940 Act provides certain limited relief from the restrictions of Section 12(d)(3). In relevant part, Rule 12d3-1 provides that:

          (a)   Notwithstanding section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company ("acquiring company") may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.

          (b)   Notwithstanding section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

      (1)    Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer's equity securities;

8 While neither the Commission nor its staff has ever identified the threshold level of activity an entity must meet to be "primarily engaged" in the business of underwriting and distributing securities issued by other persons, the Commission in the investment company context has taken the position that "primarily engaged" means that the entity devotes at least 55 percent of its assets to a business and it derives at least 55 percent of its income from that business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. 33 ("In various contexts, the term 'primarily engaged' in a business has been taken to mean that at least 55% of a company's assets are employed in, and 55% of a company's income is derived from, that business.").

However, Rule 12d3-1(c)(1) provides that, notwithstanding paragraphs (a) and (b) of the rule, the rule does not exempt the acquisition of a general partnership interest.

        Since the Company expects that all of Ivy Hill's gross revenues will be derived from "securities related activities" as defined in Rule 12d3-1, and since the Company will own no less than 50 percent of the outstanding equity securities of Ivy Hill, the exemptions from Section 12(d)(3) under Rule 12d3-1(a) and (b) would not be satisfied by the Company's continued ownership of, and investment of additional capital into, Ivy Hill. Further, the Company may not be able to rely on Rule 12d3-1(a) or (b) due to Rule12d3-1(c)(1), because the Company's ownership interest in Ivy Hill could be deemed tantamount to a general partnership interest within the meaning of Rule 12d3-1(c)(1), for which no relief is provided.

        As more fully set forth below, the Company believes that its continued ownership of, and ability to make further investments in, Ivy Hill is consistent with the purposes of the 1940 Act, including the protection of investors, and appropriate in the public interest. In addition, the Commission has previously granted similar exemptive relief to other BDCs and registered closed-end investment management companies to allow those companies to establish an investment adviser subsidiary.9

  B.
  Continued Ownership of, and Ability to Make Further Investments in, Ivy Hill is Consistent with the Purposes Fairly Intended by the 1940 Act's Policies and Provisions

        Continuing to own and make additional investments in Ivy Hill as a portfolio company of the Company following Ivy Hill's registration as a registered investment adviser does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices. Legislative history suggests that the prohibitions set forth within Section 12(d)(3) were intended, in part, to protect investment companies from making what were considered at the time to be risky investments.10

9 Prior to May 1996, Baker Fentress & Company was both a registered closed-end management investment company and a registered investment adviser. Similarly, from 1974 to 1991, General American Investors Company, Inc. operated as both a registered closed-end management investment company and a registered investment adviser.

10 See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) ("Manifestly, the rational of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies.").

        Specifically, the limitations imposed by Section 12(d)(3) were intended to limit the risk of a registered investment company's exposure to the "'entrepreneurial risks,' or general liabilities, that are peculiar to securities related businesses."11 Much of this concern stemmed from the fact that, in 1940, when Section 12(d)(3) was adopted, most securities-related businesses were organized as privately held general partnerships.12 As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.

        While the nascent securities-related business sector of the financial services industry of the 1930s may have been populated by companies that were viewed as risky investments because they were organized as private partnerships,13 today's financial services industry is subject to a much more robust body of regulation, which contributes to a more conservative risk profile for those companies that comprise the industry. Moreover, the risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3) because many formerly closely-held securities-related businesses have reorganized into structures that are characterized by limited liability in an effort to raise capital through the public capital markets. Based on data collected from the Investment Adviser Registration Depository ("IARD") as of April 18, 2010, the vast majority (90.52%) of investment advisory firms were organized as either corporations or limited liability companies compared to a mere 3.23% of registered investment advisers that were organized as partnerships.14

        The Company's shareholders are not exposed to the risk of unlimited liability associated with an interest in Ivy Hill because the Company is insulated by two layers of liability protection between Ivy Hill's business and the Company (i.e., Ivy Hill is organized as a separate entity and is structured as a limited partnership, and Ivy Hill GP, through which the Company holds its equity investment in Ivy Hill, is structured as a limited liability company).

        Therefore, if Ivy Hill were to experience an unexpected and total loss of capital, the Company would lose only the capital invested in Ivy Hill (and in the general partner) just as the Company would in the case of losses incurred by any other portfolio investment. The Company's business, including its other portfolio companies, would be protected from any additional monetary or legal liability, and the Company would be required to disclose any material risks to its investment in Ivy Hill in its periodic filings with the Commission.

        Further, at such time as Ivy Hill is required to register as an investment adviser under the Advisers Act, it will maintain formal policies and procedures related to its operations, including appointing a chief compliance officer, which are designed to ensure that management of Ivy Hill is conducted in the best interests of the Funds, as well as the Company (as the indirect equity owner of Ivy Hill) and the shareholders of the Company.

11 See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993). See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

12 See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

13 See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (according to the release, in 1940 most securities-related businesses were organized as private partnerships and, thus, exposed investment company shareholders to the entrepreneurial risks associated with general partnership interests in those securities related businesses).

14 Evolution-Revolution: A Profile of the Investment Adviser Profession (2010) (45.71% of all registered investment advisers were organized as corporations and 44.81% were organized as limited liability companies).

        Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers.15 As with the 1940 Act in general, Section 12(d)(3) was an attempt by the Commission to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies. The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the "Investment Trust Study").16

        For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.17 It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks' underwriting endeavors in an effort to increase the banks' underwriting capacity.18 Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address is what is commonly referred to as "propping." Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to "prop" up the value of the affiliate's stock. As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.19

        Propping and overreaching should not be a concern in the case of an adviser that is a downstream affiliate of a BDC. As discussed previously, the Company is a well-established and financially successful BDC that has an extensive portfolio of investments of which Ivy Hill only represented about 4% of the fair value of the Company's investments as of September 30, 2011. As a result, Ivy Hill would, as a registered investment adviser, remain but a single component of a much larger organization, and would not be in a position to exercise control or influence over the Company.

15 15 U.S.C. § 80a-1(b)(2) (1940).

16 H.R. Doc. No. 707, 75th Cong., 3d Sess. (1938).

17 Id. part I, at 76-77.

18 Id.

19 Id. Part III, at 131 ("Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phenix National Bank & Trust Company.").

        As discussed above, in certain limited circumstances Information Sharing and certain downstream affiliate transactions may raise the potential for conflicts of interests.20 Applicants, however, have agreed to comply with conditions 3 and 4, which are designed to mitigate any concerns that may arise under Section 57(a) or Rule 17d-1 under the Act.

        Further, the Company currently owns 100 percent of the voting and equity interests in Ivy Hill and, if the requested relief is granted, will maintain at least 50 percent ownership of the voting and equity interests in Ivy Hill for so long as it is one of the Company's portfolio companies in order to continue to exercise oversight for the strategic direction of Ivy Hill, including the power to control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices.

        Moreover, because the Company is managed by ACM and expects in the future to continue to be so managed, it will not be dependent on Ivy Hill for the provision of investment advice or other services. In addition, while the Company intends for Ivy Hill to continue its growth and success (which, in turn inures to the benefit of the Company's shareholders), the Company's financial success will not be dependent upon Ivy Hill's success.

        As a condition to the Company's requested relief, the Company will not dispose of any voting or equity interests of Ivy Hill if, as a result, the Company would own, directly or indirectly, less than 50 percent of the outstanding voting and equity interests of Ivy Hill unless the Company disposes of all of its interests in Ivy Hill in order to prevent the Company from becoming a minority equityholder of Ivy Hill.

        On several occasions, the Commission has recognized that some of the concerns that apparently led to the adoption of Section 12(d)(3) are no longer relevant due to the development and advancement of the securities industry. On each of these occasions, the Commission determined that the restrictions imposed by Section 12(d)(3) were overly restrictive and warranted certain exemptive relief.

        As early as 1964, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.21 As operating companies and other non-securities related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their shareholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or controlled financial intermediaries such as broker-dealers, investment advisers, underwriters and insurance companies.22

20 See supra page 9 and note 6.

21 See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter "Release 4044").

22 See Id.

        In 1964, the Commission adopted Rule 12d-1, which is now Rule 12d3-1, exempting certain acquisitions from the provisions of Section 12(d)(3).23 The Commission later substantively amended Rule 12d3-1 in 198424 and 1993.25

        Continuing to own, and the ability to make additional investments in, Ivy Hill as a portfolio company of the Company is consistent with the general intent behind the adoption of Rule 12d3-1. When Rule 12d3-1 was adopted in its original form in 1964, the Commission noted that "[i]t appears to the Commission that under certain circumstances the provisions of Section 12(d)(3) operate to reduce the range of securities that investment companies may select for and hold in their portfolios."26 The Commission further noted that "[i]t appears to the Commission that where the conditions set forth in the Rule are satisfied it is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to permit registered investment companies to acquire and hold such investment interests."27

        Thus, in adopting Rule 12d3-1, the Commission was attempting to reduce the restrictions on investment company investments in companies engaged in securities related activities as long as such reductions did not come at the expense of investor protection. As is noted above, Section 12(d)(3) was intended to protect investors, in part, by limiting entrepreneurial risks and by preventing potential conflicts of interest and reciprocal practices between investment companies and securities-related businesses.

        In the present case, the Company is requesting that the Commission allow it to continue to own, and make additional investments in, an existing portfolio company that engages in the same business as the Company (middle market lending) but with a primary focus on non-originated transactions. Given the clear differences in, and complementary nature of, the two business models (i.e., origination (the Company) and asset management (Ivy Hill)), the Company submits that this does not raise the issues regarding entrepreneurial risk and conflicts of interest and reciprocal practices that Section 12(d)(3) was designed to prevent.

        Furthermore, because Ivy Hill is a downstream affiliate of the Company, the ownership of Ivy Hill by the Company does not involve prohibited affiliated transactions because of Rule 57b-1, which exempts from the provisions of Section 57(a) downstream affiliates of BDCs. In adopting Rule 57b-1, the Commission acknowledged that it was the intent of Congress that a statutory exemption be provided for a BDC's transactions with non-controlled and controlled downstream affiliates.

23 See Release 4044, supra note 21.

24 See Exemption of Acquisitions by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 14036 (July 13, 1984).

25 See Investment Company Act Release No. 19716, supra note 11.

26 See Release 4044, supra note 21.

27 See Release 4044, supra note 21.

        It is the Company's belief that an exemption from Section 12(d)(3) is warranted under these facts, where the Company's ownership of, and continued investment in, Ivy Hill does not present the types of risk that were behind the adoption of Section 12(d)(3). An exemption will permit the Company to continue to realize the increase in the value of a portfolio company which it has invested considerable resources developing into a meaningful middle market asset management platform and to continue to derive strategic benefits from such platform. Such exemption is also both consistent with the purposes fairly intended by the 1940 Act's policies and provisions and advances the primary purpose behind the legislation that created BDCs—namely, "to raise funds from both public and private sources and remove unnecessary statutory impediments to their entrepreneurial activities…; [and to] encourage increased cooperation…to promote capital formation."28

        Further, as previously noted, if the requested relief is not granted, the Company believes that it may be forced to prematurely dispose of the Company's current interests in Ivy Hill when it is required to register with the Commission as an investment adviser. Such a forced sale could result in economic harm to the Company and its shareholders and runs counter to the purposes of the legislation governing BDCs, which mandates that BDCs assist in the growth and development of their portfolio companies.29

  C.
  The Commission Has Previously Granted Relief to Permit Registered Investment Companies and BDCs to Own Significant Interests in Registered Investment Advisers

        The Commission has previously granted similar exemptive relief to permit registered investment companies to establish an investment adviser subsidiary; although, the current request differs from previously granted relief because the Company is externally managed by an investment adviser that the Company does not own. For example, The Vanguard Group, Inc. ("TVGI"), obtained exemptive relief to permit the Vanguard Funds to acquire and capitalize TVGI, which became a registered investment adviser in August 1976.30 In contrast to the relief requested by the Vanguard Funds, the facts presented in this Application pose a less complicated relationship between the Company and Ivy Hill that does not give rise to many of the concerns addressed in the requests for relief and subsequent orders issued to the Vanguard Funds.

        Such concerns largely stemmed from the fact that TVGI was and is responsible for providing advisory, administrative and distribution services to the Vanguard Funds. Furthermore, the need for the relief requested is even more compelling in the present request for relief than that presented in the Vanguards Funds application because there, no harm would come to the Vanguard Funds if relief were not granted because the relationship was, at that point, theoretical. In contrast, the relationship between the Company and Ivy Hill is currently existing and well-established and, as noted above, if the relief is not granted, there will be actual harm to the Company and, thus, the Company's shareholders.

28 S. Rep. 96-958, 96th Cong., 2d. Sess. at 3 (1980).

29 See Small Business Investment Incentive Act of 1980, Pub. L.No. 96-477, 94 Stat. 2275 (Oct. 21, 1980).

30 See Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975) (order) (permitting the Vanguard Funds to acquire and capitalize TVGI, and internalize their corporate administrative functions); Investment Company Act Release Nos. 9616 (Jan. 19, 1977) (notice) and 9664 (Mar. 4, 1977) (order) (permitting the Funds to continue to acquire shares of TVGI after TVGI registered as an investment adviser).

        Particularly relevant to this request is the fact that the Commission has previously granted similar relief to permit internally managed closed-end investment companies, which are functionally and structurally similar to BDCs, to establish investment adviser subsidiaries.31 All but two of the previous requests involved a situation in which the subsidiary would provide advisory services to the parent following the complete or partial externalization of the closed-end fund's management function.32 The request for relief set forth herein does not present the same potential for conflicts of interest and reciprocal practices between investment companies and the investment adviser subsidiaries that were addressed in the previous requests for similar relief largely because Ivy Hill will not serve as an investment adviser to the Company, and the Company will continue to control Ivy Hill.

        In 1996, the Commission issued an order to Baker, Fentress & Company, et al. ("Baker Fentress"), a registered, internally managed closed-end fund and registered investment adviser, to permit it to purchase all of the stock of John A. Levin & Co., Inc. ("LEVCO"), a registered investment adviser. Following the acquisition, the order further permitted LEVCO to, among other things, continue to operate and advise certain private investment companies structured as limited partnerships.

        Baker Fentress sought to generate growth by increasing the AUM, but was constrained by Code limitations. Baker Fentress formed a wholly owned subsidiary to acquire LEVCO (with its established investment management business and its two wholly owned subsidiaries, one of which was a broker-dealer). LEVCO was then merged into the wholly owned subsidiary and LEVCO's registered investment adviser's wholly owned subsidiaries became wholly owned subsidiaries of the newly formed Baker Fentress subsidiary, New LEVCO. Upon completion of acquisition and merger, Baker Fentress expected that it would externalize the management of one of its portfolios to New LEVCO in addition to its management of the former LEVCO advisory clients.

        Because New LEVCO would be Baker Fentress' investment adviser following the acquisition and merger, it was necessary for the Commission to grant an exemption from Section 2(a)(1), so that Baker Fentress' directors would not be deemed to be "interested" persons of Baker Fentress solely because of Baker Fentress' ownership of New LEVCO. As stated previously, the Company's request for exemptive relief does not raise this issue because Ivy Hill will not be responsible for advising the Company.

31 See, General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1996) (order) (pursuant to delegated authority).

32 The investment adviser subsidiary of PMC Capital, Inc. was organized for the purpose of providing advisory services to a real estate investment trust organized by PMC Capital, Inc.

        In addition, because of the nature of the transactions involved, it was necessary for Baker Fentress to request relief from Section 17 as well. The Company's request for relief does not raise any Section 17 concerns because Ivy Hill is a downstream affiliate of the Company. As a BDC, the limitations on transactions with affiliates are regulated by Section 57. Pursuant to Rule 57b-1, transactions with a downstream affiliate of the Company, like Ivy Hill, are exempt from the provisions of Section 57(a). This exemption would also apply to any company controlled by Ivy Hill because such companies would also be downstream affiliates of the Company.

        Lastly, the Baker Fentress exemptive application requested an exemption from Section 2(a)(3)(D) so that the limited partners of the private investment company partnerships, which were to be operated and advised by New LEVCO following the acquisition and merger of LEVCO, would not be deemed to be affiliated persons of Baker Fentress solely because of their status as limited partners. The Company's continued ownership of, and additional investment in, Ivy Hill does not raise similar concerns.

        While the General American Investors Company, Inc. and Broad Street Investing Corporation requests for exemptive relief are largely similar to the Company's request, they each involved additional facts or circumstances that necessitated additional relief similar to the Baker Fentress application.

        The General American Investors Company, Inc.33 and Broad Street Investing Corporation34 exemptive requests both involved the complete or partial externalization of management functions of internally managed funds to the newly formed investment adviser subsidiaries of the funds in question. The PMC Capital, Inc. request for relief proposed that PMC Capital, Inc. and the real estate investment trust advised by PMC Capital, Inc.'s newly formed investment adviser subsidiary would enter into a loan origination agreement, which raised the specter of a joint enterprise or other joint arrangement under Section 17(d). The present request for relief does not raise these additional concerns, but it does include many of the same protective conditions included in these prior exemptive relief requests. Therefore, this request should present a stronger case in support of granting exemptive relief.

  D.
  Continued Ownership of, and Ability to Make Additional Investments in, Ivy Hill is Consistent with the Protection of Investors

        Allowing the Company to continue its ownership of, and to make additional investments in, Ivy Hill is not only consistent with the protection of investors, but it benefits the Company's shareholders through both the profits derived from fee income in respect of asset management activities and market insight, deal flow and due diligence resources provided to the Company. Moreover, if the relief requested is not granted, the Company and, thus, the Company's shareholders, will likely suffer economic harm if the Company is required to prematurely divest its investment in Ivy Hill in a forced sale prior to Ivy Hill achieving its maximum potential value.

33 See, General American Investors Company, Inc., Investment Company Act Release Nos. 18277 (Aug. 19, 1991) (notice) and 18322 (Sept. 17, 1991) (order) (this order amended the order issued in 1980).

34 See, Broad Street Investing Corporation, et. al., Investment Company Act Release Nos. 11318 (Aug. 28, 1980) (notice) and 11373 (Sept. 25, 1980) (order).

        Ivy Hill will also not subject the Company's shareholders to risks that differ from any other portfolio company investment the Company may make. From the perspective of the Company's shareholders, the Company's direct or indirect ownership of Ivy Hill should be viewed no differently than the Company's investment in its other portfolio companies. In fact, given the Company's considerable experience with middle market investments, and the fact that Ivy Hill will be subject to extensive substantive regulation by the Commission, the Company's continued investment in Ivy Hill likely involves less risk than a typical portfolio company investment.

        Following its registration as an investment adviser, Ivy Hill will continue to be but one of the Company's portfolio companies, representing only approximately 4% of the fair value of the Company's investments as of September 30, 2011. As previously discussed, the Company expects that its risk profile will be improved as a result of registration. In addition, the Company has a controlling interest in Ivy Hill and, in turn, has the ability to exercise influence over it. Furthermore, as discussed previously, the Company is legally and structurally insulated from liability in connection with Ivy Hill's business, with its maximum exposure limited to the amount of its investment in Ivy Hill, as it would be with any portfolio company.

        The Company's continued ownership of, and ability to make additional investments in, Ivy Hill is not inconsistent with the protection of the Company's shareholders. The Company's shareholders' regulatory protections are in no way compromised if Ivy Hill were to be registered and remain a portfolio company of the Company. To the contrary, the Company's shareholders will benefit from the fact that Ivy Hill, like the Company, will be extensively regulated by the Commission. The Company, as a BDC, is subject to the regulatory rigors of the 1940 Act and the Securities Exchange Act of 1934 and Ivy Hill, as a registered investment adviser, will be required to comply with the Advisers Act.

  E.
  Allowing the Company's Continued Ownership of, and Ability to Make Additional Investments in, Ivy Hill is Appropriate in the Public Interest

        Section 6(c) of the 1940 Act provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

        The Company believes that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because, as previously discussed, Ivy Hill not only provides the Company with profits generated from its fee income, but also strategic benefits to the Company's self-origination business. All of the foregoing is important to the Company's continued success. The Company further submits that Section 12(d)(3) should not prevent the Company's shareholders from realizing the substantial benefits to be obtained through the expected continued growth and development Ivy Hill nor should it harm the Company's shareholders by forcing the Company to prematurely divest its ownership of Ivy Hill.

        The Company also believes that the requested relief does not pose the concerns meant to be addressed by Section 12(d)(3) and furthers the purposes of BDCs, in general. As mentioned previously, the 1940 Act was amended in 1980 in part "to facilitate the activities of business development companies, [and] to encourage the mobilization of capital for new, small and medium-size and independent business…"35 This Congressional intent will be furthered by permitting the Company to continue to invest in Ivy Hill.

        The Company is merely continuing the growth and development of its portfolio company by leveraging its investment knowledge in middle market investments. If the requested relief is not granted, and Ivy Hill is, as expected, required to become a registered investment adviser, the Company believes that it may be required to seek to dispose of its interests in Ivy Hill, most likely in a forced sale transaction. In turn, this would likely cause economic harm to the Company and, thus, its shareholders, by causing the Company to lose the strategic benefits provided to it by Ivy Hill, by preventing the Company from preserving the value of its existing investment in Ivy Hill and losing the value of the expected continued growth and development potential of Ivy Hill (a portfolio company that the Company formed and has been integral in growing) and by potentially incurring a loss on its investment in Ivy Hill in connection with such sale.

  F.
  Conclusion

        For the foregoing reasons, the Company respectfully requests that the Commission issue an order under Section 6(c) of the 1940 Act granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for the purpose of permitting the Company to continue to own, and make further investments in, Ivy Hill as described in this Application on the basis that:

  •
  such relief is in the best interests of the Company and its shareholders, and

  •
  the Company's belief that the failure to obtain such relief would, as a practical matter, cause the Company to be a forced seller of Ivy Hill which, in turn, would result in the Company losing the strategic benefits of Ivy Hill as well as substantially increasing the risk of the Company incurring a loss in connection with such sale.

VII.
CONDITIONS

        The Applicants agree that the Order of the Commission granting the requested relief shall be subject to the following conditions:

  1.
  The Company will not dispose of the voting or equity interests of Ivy Hill if, as a result, the Company would own, directly or indirectly, less than 50 percent of the outstanding voting and equity interests of Ivy Hill unless the Company disposes of all of its interests in Ivy Hill.

35 See Small Business Investment Incentive Act of 1980, supra note 29.

  2.
  The Board will review at least annually the investment management business of the Company and Ivy Hill (including a review of transactions between the Company and any company controlled by the Company, on the one hand, and Ivy Hill and any company controlled by Ivy Hill, on the other hand) in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of Ivy Hill and, if appropriate, will approve (by at least a majority of the Independent Directors) at least annually, such continuation.

  3.
  Except to the extent permitted pursuant to exemptive relief from the Commission, neither Ivy Hill (including members of its investment committee with respect to Covered Information (as defined below) received in their capacities as such) nor any persons controlled by Ivy Hill ("Information Providers") will directly or indirectly provide Covered Information to ACM or any person affiliated with ACM (other than the Company and persons controlled by the Company and as necessary to be provided to ACM and the Administrator to provide advisory and administrative services to the Company and Ivy Hill).

    Covered Information means all information except information that:

    i.
    Is generally available to the public;

    ii.
    Is of the nature that Information Providers share with unaffiliated market participants at no cost and is not proprietary to the Information Providers;

    iii.
    Information Providers have obtained from unaffiliated third parties, including but not limited to general market opinions and analyses, analyst reports and diligence reports, and that such third parties generally make available to others, including market participants in the ordinary course, at no cost; or

    iv.
    Information Providers have obtained from, or are providing on behalf of, borrowers or potential borrowers or their advisors, and that such borrowers or advisors generally make available to unaffiliated market participants at no cost upon request.

  4.
  None of the Company, Ivy Hill or any entity controlled by Ivy Hill, will enter into any Covered Transaction, as defined below, unless a majority of the Independent Directors who have no financial interest in such Covered Transaction has approved it. A "Covered Transaction" is any transaction involving the Company, Ivy Hill or any entity controlled by Ivy Hill other than the Funds, on the one hand, and any Fund in which ACM, any person affiliated with ACM (other than the Company or any entity controlled by the Company), any of their clients, or the Administrator, is invested, on the other hand, where such transaction would violate Section 57(a) of the 1940 Act but for Rule 57b-1 under the 1940 Act.

VIII.
AUTHORIZATION

        The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A. The filing of this Application for the Order sought hereby and the taking of all actions reasonably necessary to obtain the relief requested herein was authorized by resolutions duly adopted by the Company's Board on November 2, 2010 (attached as Exhibit B).

        All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company and Ivy Hill by the undersigned have been complied with and the undersigned are fully authorized to do so and have duly executed this Application on this 9th day of March, 2012.

ARES CAPITAL CORPORATION
By:	/s/ Joshua M. Bloomstein Name: Joshua M. Bloomstein Title: General Counsel
ARES CAPITAL MANAGEMENT LLC
By:	/s/ Michael D. Weiner Name: Michael D. Weiner Title: General Counsel
IVY HILL ASSET MANAGEMENT, L.P.
By:	/s/ Mitchell S. Goldstein Name: Mitchell S. Goldstein Title: Authorized Person

EXHIBIT A

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

        The undersigned states that he has duly executed the foregoing Application, dated March 9, 2012, for and on behalf of Ares Capital Corporation; that he is the Vice President, General Counsel and Secretary of such entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

ARES CAPITAL CORPORATION
By:	/s/ Joshua M. Bloomstein Name: Joshua M. Bloomstein Title: General Counsel

STATE OF CALIFORNIA	)
)
COUNTY OF LOS ANGELES	)

        The undersigned states that he has duly executed the foregoing Application, dated March 9, 2012, for and on behalf of Ares Capital Management LLC; that he is authorized to execute this statement on behalf of such entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

ARES CAPITAL MANAGEMENT LLC
By:	/s/ Michael D. Weiner Name: Michael D. Weiner Title: General Counsel

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

        The undersigned states that he has duly executed the foregoing Application, dated March 9, 2012, for and on behalf of Ivy Hill Asset Management, L.P.; that he is authorized to execute this statement on behalf of such entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

IVY HILL ASSET MANAGEMENT, L.P.
By:	/s/ Mitchell S. Goldstein Name: Mitchell S. Goldstein Title: Authorized Person

EXHIBIT B

Resolution of the Board of Directors of Ares Capital Corporation
dated November 2, 2010

        WHEREAS, the Corporation currently indirectly owns 100% of the equity and voting interests IHAM;

        WHEREAS, the Board anticipates that IHAM will be required to register as an investment adviser with the SEC pursuant to the Private Fund Investment Advisers Registration Act of 2010;

        WHEREAS, the Board believes that the ability to continue to own and invest in IHAM is in the best interests of the Corporation and its stockholders;

        WHEREAS, the continued ownership of and investment in a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Company Act of 1940, which relief must be obtained from the SEC; and

        WHEREAS, the Board has reviewed the Exemptive Application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to continue to own and invest in a registered investment adviser.

        NOW, THEREFORE, BE IT RESOLVED, that the Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form as has been previously provided to and considered by the Board, together with such changes therein and modifications thereto as are determined necessary, advisable or appropriate by any of the Officers;

        RESOLVED FURTHER, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action;

        RESOLVED FURTHER, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Corporation in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Corporation; and

        RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

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Resolution of the Board of Directors of Ares Capital Corporation dated November 2, 2010